Mail Stop 3561

December 18, 2007

Via U.S. Mail

Jerry W. Neel, Jr.
President
J-Kan, Inc.
1823 Phoenix Avenue
Ft. Smith, Arkansas 72903

Re: J-Kan, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 5, 2007
File No. 333-140567

Dear Mr. Neel,

We have reviewed your responses to the comments in our letter dated October 12, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Results of Operations for the year ended July 31, 2007, page 29

1.   We note that your Table 3.0 Summary of Results of Operations presents net income for the year ended July 31, 2007 and 2006 as $17,545 and $43,211, respectively. However, we note from the statements of operations on page F-5 that these amounts represent <u>operating</u> income, rather than <u>net</u> income. Please revise your table to include the appropriate net income amounts.

Results of Operations for Year ended July 31, 2006, page 29

2.   We note from your response to our prior comment 6 and page 31 of MD&A, that your disclosure was revised to state "we had $25,452 of net income, when added to adjustments to reconcile net income gave us our $40,668 of income." In light of the fact that the second part of the sentence does not appear to make sense and it is not clear as to the nature of the $40,668 amount, please revise this sentence so that it can be clearly understood to the reader.

Executive Compensation, page 35

3.   We note that each of your directors and officers was awarded 700 shares of common stock on October 11, 2006. However, the stock awards are recorded, in Table 6.0, for the fiscal year ended July 31, 2006. Please revise or advise.

Interest of Named Experts and Counsel, page 38

4.   Please update this section to reflect that the financial statements are as of July 31, 2007 and the date of the report for the audited financial statements is November 27, 2007.

Audited Financial Statements for the Year Ended July 31, 2007

Consolidated Balance Sheets, page F-3

5.   We note that you have revised your balance sheet presentation from the last amendment to classify the note payable – stockholder as a long-term liability. Please explain to us why you have reclassified this note payable from a current liability to a long-term liability. As we indicated in a previous comment, if the note is considered "due on demand" it should be classified as a current liability. Please advise or revise accordingly.

Notes to the Audited Financial Statements

Note 2. Related Party Transaction, page F-10

6.   We note your disclosure that the building lease requires monthly payments of $4,000 per month for a period of seven years beginning November 1, 2003. Please revise your table of minimum lease payments so that it includes amounts that will be paid through the end of the lease in the year ended July 31, 2011.

Other

7.   The financial statements should be updated to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.

8.   Provide a currently dated consent from the independent public accountant in any future amendments.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391or at (202) 551-3315 with any other questions.

Regards,

Hanna T. Teshome
Special Counsel

cc: Diane J. Harrison, Esq.
        Fax: (941) 531-4935